Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

04 JAN 28 AM 7:21

LINDEMANS
making life more enjoyable

6 January 2004

04012400

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

SUPPL

**SOUTHCORP LIMITED - FILE 82-2692**
**CANCELLATION OF OPTIONS**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

M M HUDSON
**COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

6 January 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**CANCELLATION OF OPTIONS**

We advise that, due to the resignation of a participant in the Southcorp Executive Share and Option Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled, in accordance with the rules of the Plan, as follows:

| Date Options Granted | Exercise Price | Date Options Cancelled | No. Options Cancelled |
|---|---|---|---|
| 10 October 2001 | $7.19 | 4 November 2003 | 10,000 |

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
**COMPANY SECRETARY**

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100*

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

04 JAN 28 AM 7:21

LINDEMANS
making life more enjoyable

7 January 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**
**GRANT OF OPTIONS**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
**COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP

7 January 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

**GRANT OF OPTIONS**

We advise that options to subscribe for up to 1,000,000 fully paid ordinary shares in Southcorp Limited, exercisable at $2.83 per option, have been granted as of 30 October 2003 to the Company's CFO, Mr Steve McClintock, pursuant to the terms of his contract of employment.

The options cannot be exercised before 30 October 2005 and then only if the weighted average share price of Southcorp shares over any one period of 20 consecutive trading days since their issue and before exercise is greater than or equal to:

- $4.24 (1.5 times the exercise price) with respect to an option to subscribe for 333,000 shares;
- $5.67 (2.0 times the exercise price) with respect to an option to subscribe for 333,000 shares; and
- $7.09 (2.5 times the exercise price) with respect to an option to subscribe for 334,000 shares.

The options expire no later than 30 October 2008.

In addition, we advise that, pursuant to the terms of his contract of employment, options to subscribe for up to 600,000 fully paid ordinary shares in Southcorp Limited, exercisable at $2.85 per option, have been granted as of 30 October to Mr Adam Burck, Executive General Manager, Chief Marketing Officer.

The options cannot be exercised before 30 October 2005 and then only if the weighted average share price of Southcorp shares over any one period of 20 consecutive trading days since their issue and before exercise is greater than or equal to:

- $4.27 (1.5 times the exercise price) in respect of an option to subscribe for 200,000 shares;
- $5.70 (2.0 times the exercise price) with respect to an option to subscribe for 200,000 shares; and
- $7.12 (2.5 times the exercise price) with respect to an option to subscribe for 200,000 shares.

The options expire no later than 30 October 2008.

Quotation of the options by Australian Stock Exchange Limited is not required.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
**COMPANY SECRETARY**